Louis Taubman (Admitted NY)

Email lou@lhttlaw.com

February 5, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

Jeffrey Riedler, Assistant Director

Jennifer Riegel

Re: Viscorp, Inc.

       Information Statement Pursuant to Section 14C of the Exchange Act

       Filed January 22, 2008

       File No. 0-52236

Dear Mr. Riedler and Ms. Riegel:

This letter is provided in response to your letter dated January 31, 2008, regarding the above-referenced information statement pursuant to Section 14C of the Exchange Act, for our client, Viscorp, Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Viscorp, Inc. and not our law firm.

Preferred Stock, page 3

1.

Please revise your disclosure in this information statement regarding the preferred stock to disclose your intention to issue the preferred shares in exchange for the notes issued in the financing on January 16, 2008 and any other plans to issue the preferred shares.

Response:

Some information regarding this comment was previously disclosed on page 5 of our information statement; however, we expanded such disclosure in accordance with your request and moved such disclosure to page 3.

Documents Incorporated by Reference, page 8

2.

We note that you have not included nor incorporated by reference the information contained in the sections entitled “The Financing” and “Item 8. Description of Securities” of your Form 8-K filed on January 18, 2008.  Please revise to either disclose this information in your information statement or specifically incorporate by reference these sections of that Form 8-K.  See Item 1 or the Schedule 14C and Item 11 of Schedule 14A.

Response:

We revised our Document to Incorporate by Reference the sections referred to in your comment.

3.

In addition, it appears that you have not included nor incorporated by reference any of the information relating to the share exchange with Raygere Limited.  Please revise to either disclose this information in your information statement or incorporate by reference the information required by Item 14 of Schedule 14A.  Alternatively, if you believe the information required by Item 14 of the 14A is not required to be disclosed in this information statement, please provide us with an analysis which supports such conclusions.  See Item 1 of Schedule 14C, Note A to Schedule 14A and Item 14 of Schedule 14A.

Response:

We revised our Document to Incorporate by Reference the sections referred to in your comment.

We would also like to point out that we will revise the mailing date and effective date of the Information Statement once the Commission finishes its review.

We, on behalf of the Company hereby acknowledge that

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/  Louis Taubman

By: Louis Taubman,

Attorney at Law

Cc: Dr. Jiang, CEO

      Viscorp, Inc.